



04003277

SECURITI   ISSION

Washington, D.C. 20549

CM
C 3.17

BD 3/5

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 47827

PROCESSING / *SECTION* / *FEB 2 7 2004* / *187*

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/03___ AND ENDING ___12/31/03___

                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MV Securities Group, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY

FIRM I.D. NO.

     1001 McKinney, Suite 1200

                         (No. and Street)

Houston	Texas	77002
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Timothy J. Vos, President   (713) 227-0100

                                                          (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

     Conklin Hruzek & Co., P. C.

                      (Name – *if individual, state last, first, middle name*)

801 Travis, Suite 2050	Houston	Texas	77002
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____ Timothy J. Vos _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____ MV Securities Group, Inc. _____ , as of _____ December 31 _____ , 20 03 ____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

JULIE L. SWANSON
Notary Public, State of Texas
Commission Expires 05-30-2005

_____
Signature
President
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes ~~in Financial Condition~~. Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent auditors' report on internal accounting control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



MV SECURITIES GROUP, INC.

Independent Auditors' Report

Financial Statements
December 31, 2003 and 2002

CONKLIN HRUZEK & CO., P. C.
CERTIFIED PUBLIC ACCOUNTANTS

801 Travis, Suite 2050
Houston, Texas 77002-5730
(713) 224-2300
Fax (713) 225-3718

INDEPENDENT AUDITORS' REPORT

The Board of Directors
    MV Securities Group, Inc.:

We have audited the accompanying statements of financial condition of MV Securities Group, Inc. (a Texas corporation) as of December 31, 2003 and 2002, and the related statements of earnings (loss), stockholders' equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MV Securities Group, Inc. at December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying Schedules I and II is presented for purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Conklin Hruzek & Co., P.C.

Houston, Texas
    February 13, 2004

MV SECURITIES GROUP, INC.

Statements of Financial Condition

December 31, 2003 and 2002

	2003	2002
Assets		
Cash	$ 119,847	117,364
Receivable from clearing organization	44,105	26,025
Receivable from mutual funds	21,231	14,518
Receivable - other	215	-
Prepaid expenses and other assets	11,820	9,895
	$ 197,218	167,802
Liabilities and Stockholders' Equity		
Accounts payable to affiliate (note 3)	$ 49,000	32,656
Accounts payable - trade	1,110	-
Total liabilities	50,110	32,656
Stockholders' equity (notes 4 and 5):		
Common stock, $1 par value:		
Class A - authorized 1,000,000 shares; issued and outstanding 5,000 shares	5,000	5,000
Class B - authorized 5,000 shares; issued and outstanding 714 shares in 2003	714	-
Additional paid-in capital	133,486	120,000
Retained earnings	7,908	10,146
Total stockholders' equity	147,108	135,146
	$ 197,218	167,802

See accompanying notes to financial statements.

MV SECURITIES GROUP, INC.

Statements of Earnings (Loss)

Years ended December 31, 2003 and 2002

	2003	2002
Revenue:		
Commissions	$ 1,992,993	1,391,609
Interest	2,366	1,893
	1,995,359	1,393,502
Expenses:		
Clearing charges	469,205	441,101
Regulatory fees and assessments	13,574	11,312
Professional fees	26,573	16,416
Management fee expense (note 3)	1,465,614	903,613
Other operating expenses	11,004	5,230
Communication charges	11,627	13,874
	1,997,597	1,391,546
Net earnings (loss)	$ (2,238)	1,956

See accompanying notes to financial statements.

CONKLIN HRUZEK & CO. P.C.

MV SECURITIES GROUP, INC.

Statements of Stockholders' Equity

Years ended December 31, 2003 and 2002

| | Common stock | | Additional paid-in | Retained | Total stockholders' |
	Class A	Class B	capital	earnings	equity
Balance at December 31, 2001	$ 5,000	-	120,000	8,190	133,190
Net earnings	-	-	-	1,956	1,956
Balance at December 31, 2002	5,000	-	120,000	10,146	135,146
Issuance of Class B common stock	-	714	13,486	-	14,200
Net loss	-	-	-	(2,238)	(2,238)
Balance at December 31, 2003	$ 5,000	714	133,486	7,908	147,108

See accompanying notes to financial statements.

MV SECURITIES GROUP, INC.

Statements of Cash Flows

Years ended December 31, 2003 and 2002

	2003	2002
Cash flows from operating activities:		
Net earnings (loss)	$ (2,238)	1,956
Adjustments to reconcile net earnings (loss) to net cash provided by (used in) operating activities:		
Changes in assets and liabilities:		
Decrease (increase) in receivables	(25,008)	28,173
Increase in prepaid expenses and other assets	(1,925)	(449)
Increase in accounts payable and accrued expenses	17,454	7,656
Total adjustments	(9,479)	35,380
Net cash provided by (used in) operating activities	(11,717)	37,336
Cash flows from financing activities - proceeds from issuance of common stock	14,200	-
Net increase in cash	2,483	37,336
Cash at beginning of year	117,364	80,028
Cash at end of year	$ 119,847	117,364

See accompanying notes to financial statements.

MV SECURITIES GROUP, INC.

Notes to Financial Statements

December 31, 2003 and 2002

(1) Nature of Business and Summary of Significant Accounting Policies

The nature of business and a summary of the significant accounting policies
of MV Securities Group, Inc. is set forth below:

(a) MV Securities Group, Inc. (The Company) was incorporated in
Texas on June 3, 1996, and is a registered broker-dealer
under the Securities Exchange Act of 1934 and a member of
the National Association of Securities Dealers, Inc.

(b) The Company operates in conjunction with The Monroe Vos
Consulting Group, Inc., an affiliated entity under common
control. The Company receives brokerage commissions and
other fees from transactions in certain investment accounts
maintained by clients of The Monroe Vos Consulting Group,
Inc., on a fully disclosed basis.

(c) Securities transactions and all related revenue and expense
are recorded in the accounts on a settlement date basis.
Revenue and expenses related to securities transactions
executed but not yet settled as of December 31 are not
material to the Company's financial statements.

(d) The preparation of financial statements in conformity with
generally accepted accounting principles requires management
to make estimates and assumptions that affect the reported
amounts of assets and liabilities and disclosure of
contingent assets and liabilities at the date of the
financial statements and the reported amounts of revenue and
expenses during the reporting period. Actual results could
differ from those estimates.

(e) For purposes of the statement of cash flows, cash includes
cash on hand, bank checking and money market accounts, and
short-term debt instruments with a maturity of three months
or less.

(f) The Company maintains its cash in bank deposit accounts which,
at times, may exceed Federally insured limits. The Company
has not experienced any losses in such accounts.   The
Company believes it is not exposed to any significant credit
risk on cash and cash equivalents.

(1) **Nature of Business and Summary of Significant Accounting Policies, continued**

      (g) The Company, with the consent of its shareholders, has elected under the Internal Revenue Code to be an S corporation. In lieu of corporation income taxes, the shareholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for Federal income taxes has been included in these financial statements.

      (h) The State of Texas franchise tax is the higher of a statutory tax rate times the Company's capital as of the end of its previous accounting period, or 4.5% of its taxable income for Texas franchise tax purposes for the previous period. The tax on the Company's earnings, in excess of the tax on capital, is accounted for as an expense during the period the earnings are recognized for financial statement purposes.

(2) **Receivable from Clearing Organization**

The Company has an agreement with a clearing organization whereby the organization performs clearing functions for all security transactions with customers and brokers and dealers.

(3) **Related Party Transactions**

The Monroe Vos Consulting Group, Inc., an affiliated company under common control, provides the Company management services, office facilities and pays various overhead expenses on behalf of MV Securities Group, Inc. The fees for management services are the amount equal to the actual out-of-pocket costs for such services, plus a margin of 20%. The fees for overhead expenses consist of such expenses incurred by The Monroe Vos Consulting Group, Inc. as determined by the Board of Directors of The Monroe Vos Consulting Group, Inc., plus a margin of 20%.

(4) **Minimum Capital Requirements**

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Retained earnings may be restricted as to payment of dividends if this ratio exceeds 10 to 1. At December 31, 2003, the Company had net capital of $100,704 which exceeded its required net capital of $5,000 by $95,704. Withdrawals of equity capital are restricted from causing the Company's net capital to be less than $6,000. Furthermore, the Company's agreement with its clearing broker requires net capital of not less than $100,000. The Company's ratio of aggregate indebtedness to net capital was .50 to 1. There were no liabilities subordinated to the claims of general creditors during 2003 or 2002.

(5) Stockholders' Equity

In January 2003, the Company amended its articles of incorporation to change the authorized shares the Company can issue to include 5,000 shares of Class B common stock with a par value of $1 per share. The Class B stock has no voting rights and each share may be converted into one share of Class A common stock upon a vote in favor of such conversion by both two-thirds of the holders of Class A common stock and two-thirds of the holders of Class B common stock.

On January 11, 2003, the Company sold 714 shares of Class B Common stock at $19.89 per share. The proceeds were used for general corporate purposes.

MV SECURITIES GROUP, INC.

Computation of Net Capital under Rule 15c3-1 of the
Securities and Exchange Commission

December 31, 2003

Net capital:
  Total stockholders' equity $ 147,108

    Less nonallowable assets:
      Accounts receivable   34,584
      Prepaid expenses   11,820

                                                                   46,404

                Net capital $ 100,704

Net capital requirement $ 5,000
Net capital in excess of required amount   95,704

                Net capital $ 100,704

Aggregate indebtedness $ 50,110

Ratio of aggregate indebtedness to net capital   .50 to 1

There are no material differences between the computation of net capital under
Rule 15c3-1 as presented herein and as reported by the Company in Part IIA of
Form X-17A-5 as of December 31, 2003.

MV SECURITIES GROUP, INC.

Information Relating to the Possession or Control
Requirements under Rule 15c3-3

December 31, 2003

The Company is exempt from the reserve requirements and the related computations
for the determination thereof under paragraph (k)(2)(ii) of Rule 15c3-3 under
the Securities Exchange Act of 1934 as the Company carries no margin
accounts, promptly transmits all customer funds and delivers all securities
received in connection with its activities as a broker or dealer, does not
otherwise hold funds or securities for, or owe money or securities to
customers and effectuates all financial transactions with customers through
unaffiliated clearing organizations.

As of and for the year ended December 31, 2003, the Company has maintained its
compliance with the conditions for exemption specified in paragraph
(k)(2)(ii) of Rule 15c3-3.



CONKLIN HRUZEK & CO., P. C.
CERTIFIED PUBLIC ACCOUNTANTS

801 Travis, Suite 2050
Houston, Texas 77002-5730
(713) 224-2300
Fax (713) 225-3718

INDEPENDENT AUDITORS' REPORT
ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
    MV Securities Group, Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of MV Securities Group, Inc. for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by MV Securities Group, Inc. including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the accounting system and its operation that we consider to be a material weakness as defined above. The condition was considered in determining the nature, timing and extent of procedures to be performed in our audit of the financial statements of MV Securities Group, Inc. for the year ended December 31, 2003 and this report does not affect our report thereon dated February 13, 2004.

The Company does not have segregation of duties in the accounting function. With your small number of employees, an ideal system of internal control may not be possible and/or practical because it is not possible to segregate duties as much as would be required to provide such an ideal system. In situations where an ideal system is not possible, constant surveillance and review by management is the principal means of offsetting the inherent weakness in internal control and of safeguarding the assets of the Company and its customers.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Conklin Hruzek & Co., P.C.

Houston, Texas
February 13, 2004